CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended
	September, 30,		September 30,
	2005	2004	2005	2004
Basic Earnings Per Share
Net income	$689,373	$746,828	$1,969,930	$1,8,74,769

Weighted average common shares	2,644,957	2,644,656	2,644,963	2,644,453

Basic Earnings Per Share	$0.26	$0.28	$0.74	$0.71

Diluted Earnings Per Share
Net income	$689,373	$746,828	$1,969,930	$1,874,769

Weighted average common shares	2,644,957	2,644,656	2,644,963	2,644,453
Weighted average effect of assumed stock options	4,933	6,701	3,813	4,474

Total	2,649,890	2,651,357	2,648,776	2,648,927

Diluted Earnings Per Share	$0.26	$0.28	$0.74	$0.71

21.